UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

LUSORA HEALTHCARE SYSTEMS INC.

(Exact name of registrant as specified in its corporate charter)

333-129393

(Commission File No.)

Nevada

(State or other jurisdiction of incorporation or organization)

N/A

(I.R.S. Employer Identification No.)

795 Folsom Street

San Francisco, California 94107-1243

(Address of principal executive offices)

877.490.3344

(Issuer’s telephone number)

LUSORA HEALTHCARE SYSTEMS INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about July 12, 2006 to the holders of shares of common stock, par value $0.001 per share, of Lusora Healthcare Systems Inc., a Nevada corporation incorporated as of February 2, 2005, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the terms of a share purchase agreement made as of May 15, 2006 between Jinhu Zhang, our President and Chief Executive Officer, and Chunjin Xu, our Chief Technology Officer, and Dan Bauer, Dan Bauer agreed to purchase 60% of our issued and outstanding common stock for an aggregate purchase price of $450,000. In connection with the share purchase agreement and the share exchange with the shareholders of Lusora Inc. referred to in the letter of intent dated June 20, 2006, between Dan Bauer and our company, Jinhu Zhang and Chunjin Xu agreed to resign as directors and officers of our company and Dan Bauer agreed to join our company as a director and officer.

On May 18, Dan Bauer became a director of our company. Upon completion of the share exchange with the shareholders of Lusora Inc. referred to in the letter of intent, and no sooner than ten (10) days after the filing of this Information Statement, Dan Bauer will be appointed as our President and Chief Executive Officer and Jinhu Zhang and Chunjin Xu will resign from all director and officer positions with our company.

On May 19, 2006, the share purchase transaction between Jinhu Zhang, Chunjin Xu and Dan Bauer was completed but Jinhu Zhang and Chunjin Xu did not yet resign as directors and officers of our company.

The resignation of Jinhu Zhang and Chunjin Xu as directors will be effective on the later of (a) ten (10) days after the filing of this Information Statement with the Securities and Exchange Commission (“SEC”), and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, or (b) the date of completion of the share exchange with the shareholders of Lusora Inc. referred to in the letter of intent.

Please read this Information Statement carefully. It describes the terms of the share purchase agreement and contains certain biographical and other information concerning Dan Bauer, who will be our sole director following the effective date of the changes described in this Information Statement. All company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of July 12, 2006 and the date of this Information Statement, there were 62,500,000 shares of our common stock issued and outstanding on a fully diluted basis. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of July 12, 2006 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Dan Bauer Director c/o 2 Sheraton Street London, W1F 8BH United Kingdom	1,500,000	60
Common Stock	Directors and Officers (as a group)	1,500,000	60

(1)            Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 12, 2006, and the date of this Information Statement.

(2)            Calculated based upon our 62,500,000 issued and outstanding shares of post-split common stock as of July 12, 2006 and as of the date of this Information Statement.

Changes in Control

On May 15, 2006, Dan Bauer acquired an aggregate of 1,500,000 shares of our common stock, 750,000 shares of our common stock from each of Jinhu Zhang and Chunjin Xu, representing 60% of our issued and outstanding shares of common stock, for a purchase price of $450,000 of his own funds. In connection with this transaction and a letter of intent dated June 20, 2006, Jinhu Zhang and Chunjin Xu agreed to resign as directors of our company. Following the resignation of Jinhu Zhang and Chunjin Xu, our board of directors will be comprised solely of Dan Bauer.

On June 23, 2006, we effected a 25:1 forward stock split resulting in an increase in our issued and outstanding share capital from 2,500,000 shares of common stock to 62,500,000 shares of common stock, and increasing the shares of common stock held by Dan Bauer from 1,500,000 shares to 37,500,000 shares.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Jinhu Zhang(1)	43	President, Secretary, Treasurer and Director	April 1, 2005
Chunjin Xu(1)	37	Chief Technology Officer and a Director	April 1, 2005
Dan Bauer	33	Director	May 18, 2006

(1)             Jinhu Zhang and Chunjin Xu will resign as directors and officers of our company effective ten days after the filing of this Information Statement with the SEC, and its mailing or delivery to our shareholders or the completion of the share exchange with the shareholders of Lusora Inc. referred to in the letter of intent.

(2)                  Dan Bauer will be named President and Chief Executive Officer following the resignation of Jinhu Zhang and Chunjin Xu.

Jinhu Zhang, Director and President

Mr. Zhang has served as our President and one of our directors since April 1, 2005. Since January 2003, Mr. Zhang worked as General Manager of Beijing Business Land Investment Co., Ltd. From September 1985 to January 2003, Mr. Zhang worked on numerous positions with the Urban and Rural Planning Center, Ministry of Construction of China. He holds a bachelor's degree from Tianjin University in Tianjin, China.

Chunjin Xu, Director and Chief Technology Officer

Mr. Xu has served as our Chief Technical Officer and as one of our directors since April 1, 2005. Since September 1993, Mr. Xu served as a researcher at Jiangsu Automation Institute, China Academy of Science. He holds a Bachelor's and Masters degree from Xian Jiaotong University in Shanxi, China.

Dan Bauer, Director

Mr. Bauer has held senior positions in the technology and telecom industries for over 12 years. Mr. Bauer has held executive positions with Lusora Limited since its founding in 2003. Formerly the Chief Executive Officer of pioneering Quartez Limited, which Mr. Bauer led through its acquisition in April 2002, turnaround and sale to the UK’s largest newspaper publisher, Trinity Mirror plc in April 2003. Prior to his role at Quartez, he was Head of Operator Relations at Hutchison Whampoa’s (HWL) mobile network operator Hutchison 3G UK during April of 2001 through February 2002, a Director of European Business Development at Commtouch, Inc. (NASDAQ:CTCH) from March 2000 through April 2001, and a Senior Project Manager at Retalix Limited (NASDAQ:RTLX) from April 1998 through March 2000. Mr. Bauer studied Business Administration at the University of Western Ontario from 1991 through 1994.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended August 31, 2005. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We currently do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believes that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by all of our directors.

Our board of directors is of the view that it is appropriate for us not to have a standing nominating committee because there are currently only three (3) directors and there is soon to be only one; these three (3) directors have performed, and the one director will perform, adequately the functions of a nominating committee. The directors, who perform the functions of a nominating committee, are not independent because they are or will be officers of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. We have not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors. We do not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until its business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of director’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

We currently do not provide a process for security holders to send communications to the board of directors. Because Mr. Bauer will serve as our only director, we do not believe it would be necessary or appropriate at this time to provide a separate process for security holders to send communication to the board of directors. As our company expands in the future and the number of our directors increases, we may contemplate providing a process for security holders to send communications to the board of directors.

We also do not have any policy with regard to board members’ attendance at annual meetings. We have not held an annual general meeting of shareholders since our inception.

Significant Employees

We currently do not have any significant employees.

Family Relationships

There are no family relationships among our current or proposed directors or officers.

Involvement in Certain Legal Proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1.            any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.            any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.            being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.            being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years, none of the following persons has had any direct or indirect material interest in any transaction to which we were or are a party, or in any proposed transaction to which we propose to be a party:

(a)	any of our directors or officers;
(b)	any of our proposed directors of officers;
(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or
(d)	any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors or executive officers received compensation during our last three fiscal years.

There were no grants of stock options or stock appreciation rights made during our last three fiscal years to our executive officers and directors. There were no stock options outstanding as at

July 12, 2006. To date, we have not granted stock options or stock appreciation rights to any of our employees, consultants, directors or executive officers.

We intend to pay consulting fees to our directors and officers in the future as we determine necessary. In addition, we intend to compensate our non-officer directors in the future with quarterly retainer fees and annual stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may also award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No current director has received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

There are no formal management agreements with our directors or executive officers.

We have no plans or arrangements in respect of remuneration received or that may be received by our current executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Dated: July 12 , 2006

By Order of the Board of Directors

LUSORA HEALTHCARE SYSTEMS INC.

/s/ Dan Bauer

Dan Bauer

Director